As filed with the Securities and Exchange Commission on January 14, 2016

Securities Act Registration No. 033-48907

Investment Company Act Registration No. 811-58433

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 114	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 114

BMO FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin	53202
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, including Area Code: (800) 236-3863

John M. Blaser

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)

Copies to:

Michael P. O’Hare, Esq.

Stradley, Ronon, Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to paragraph (b) of Rule 485
☐	On (date) pursuant to paragraph (b) of Rule 485
☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485
☐	on (date) pursuant to paragraph (a)(1) of Rule 485
☐	75 days after filing pursuant to paragraph (a)(2) of Rule 485
☐	On (date) pursuant to paragraph (a)(2) of Rule 485

Explanatory Note: Parts A and B of Post-Effective Amendment No. 112 to the Registration Statement (File No. 033-48907) filed on December 29, 2015, in the forms filed on December 30, 2015 and as supplemented on January 6, 2016 pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated herein by reference.

This amendment is being filed in order to file, as Exhibit 99.b to this Registration Statement, the By-Laws as Amended and Restated through February 8, 2012 of BMO Funds, Inc.

BMO FUNDS, INC.

PART C

OTHER INFORMATION

Item 28.	Exhibits.

(a)(1)	Articles of Incorporation dated July 30, 1992[4]

(a)(2)	Amendment No. 1 to Articles of Incorporation dated August 11, 1992[4]

(a)(3)	Amendment No. 2 to Articles of Incorporation dated September 14, 1992[4]

(a)(4)	Amendment No. 3 to Articles of Incorporation dated April 23, 1993[4]

(a)(5)	Amendment No. 4 to Articles of Incorporation dated November 1, 1993[2]

(a)(6)	Amendment No. 5 to Articles of Incorporation dated July 25, 1994[4]

(a)(7)	Amendment No. 6 to Articles of Incorporation dated October 24, 1994[6]

(a)(8)	Amendment No. 7 to Articles of Incorporation dated July 22, 1996[7]

(a)(9)	Amendment No. 8 to Articles of Incorporation dated April 28, 1997[8]

(a)(10)	Amendment No. 9 to Articles of Incorporation dated October 26, 1998[9]

(a)(11)	Amendment No. 10 to Articles of Incorporation dated June 7, 1999[10]

(a)(12)	Amendment No. 11 to Articles of Incorporation dated January 31, 2000[11]

(a)(13)	Amendment No. 12 to Articles of Incorporation dated July 10, 2000[12]

(a)(14)	Amendment No. 13 to Articles of Incorporation dated February 26, 2004[15]

(a)(15)	Amendment No. 14 to Articles of Incorporation dated July 30, 2004[15]

(a)(16)	Amendment No. 15 to Articles of Incorporation dated June 21, 2005[17]

(a)(17)	Amendment No. 16 to Articles of Incorporation dated October 26, 2005[17]

(a)(18)	Amendment No. 17 to Articles of Incorporation dated May 7, 2007[19]

(a)(19)	Amendment No. 18 to Articles of Incorporation dated January 29, 2008[21]

(a)(20)	Amendment No. 19 to Articles of Incorporation dated December 11, 2008[23]

(a)(21)	Amendment No. 20 to Articles of Incorporation dated July 15, 2009[24]

(a)(22)	Amendment No. 21 to Articles of Incorporation dated May 11, 2010[26]

(a)(23)	Amendment No. 22 to Articles of Incorporation dated November 30, 2010[27]

(a)(24)	Amendment No. 23 to Articles of Incorporation dated February 3, 2011[28]

(a)(25)	Amendment No. 24 to Articles of Incorporation dated December 12, 2011[32]

(a)(26)	Amendment No. 25 to Articles of Incorporation dated December 28, 2011[33]

(a)(27)	Amendment No. 26 to Articles of Incorporation dated September 7, 2012[34]

(a)(28)	Amendment No. 27 to Articles of Incorporation dated September 25, 2012[34]

(a)(29)	Amendment No. 28 to Articles of Incorporation dated May 13, 2013[36]

(a)(30)	Amendment No. 29 to Articles of Incorporation dated June 28, 2013[36]

(a)(31)	Amendment No. 30 to Articles of Incorporation dated August 16, 2013[37]

(a)(32)	Amendment No. 31 to Articles of Incorporation dated August 27, 2013[38]

(a)(33)	Amendment No. 32 to Articles of Incorporation dated December 23, 2013[39]

(a)(34)	Amendment No. 33 to Articles of Incorporation dated February 27, 2014[41]

(a)(35)	Amendment No. 34 to Articles of Incorporation dated March 27, 2014[41]

(a)(36)	Amendment No. 35 to Articles of Incorporation dated May 23, 2014[41]

(a)(37)	Amendment No. 36 to Articles of Incorporation dated July 25, 2014[42]

(a)(38)	Amendment No. 37 to Articles of Incorporation dated November 24, 2014[43]

(a)(39)	Amendment No. 38 to Articles of Incorporation dated December 19, 2014[44]

(a)(40)	Amendment No. 39 to Articles of Incorporation dated December 23, 2014[44]

(a)(41)	Amendment No. 40 to Articles of Incorporation dated March 30, 2015[45]

(a)(42)	Amendment No. 41 to Articles of Incorporation dated April 21, 2015[45]

(a)(43)	Amendment No. 42 to Articles of Incorporation dated May 18, 2015[46]

(a)(44)	Amendment No. 43 to Articles of Incorporation dated August 14, 2015[46]

(a)(45)	Amendment No. 44 to Articles of Incorporation dated December 15, 2015[47]

(a)(46)	Amendment No. 45 to Articles of Incorporation dated December 23, 2015[47]

(b)	By-Laws As Amended and Restated through February 8, 2012#

(c)	Instruments Defining Rights of Security Holders — Incorporated by reference to the Articles of Incorporation and By-Laws

(d)(1)	Form of Investment Advisory Contract with BMO Asset Management Corp. (f/k/a M&I Investment Management Corp.)[29]

(d)(2)	Form of Amended and Restated Schedules A and B to Investment Advisory Contract[47]

(d)(3)	Form of Sub-Advisory Agreement with Pyrford International Ltd.[33]

(d)(4)	Form of Amended and Restated Exhibit A to Sub-Advisory Agreement with Pyrford International Ltd. for Pyrford International Stock Fund [47]

(d)(5)	Form of Sub-Advisory Agreement with Lloyd George Management (Hong Kong) Ltd. for LGM Emerging Markets Equity Fund[33]

(d)(6)	Form of Amended and Restated Sub-Advisory Agreement with Taplin, Canida & Habacht, LLC for TCH Emerging Markets Bond Fund, TCH Intermediate Income Fund, TCH Corporate Income Fund, and TCH Core Plus Bond Fund[40]

(d)(7)	Form of Sub-Advisory Agreement with Monegy, Inc. (f/k/a HIM Monegy, Inc.) for Monegy High Yield Bond Fund[33]

(d)(8)	Form of Sub-Advisory Agreement (CTC myCFO, LLC) for Alternative Strategies Fund[43]

(d)(9)	Form of Sub-Advisory Agreement with subadvisers registered as a commodity trading adviser for Alternative Strategies Fund[43]

(d)(10)	Form of Sub-Advisory Agreement with subadvisers not registered as a commodity trading adviser for Alternative Strategies Fund[43]

(e)(1)	Distribution Agreement with BMO Investment Distributors, LLC (formerly, M&I Distributors, LLC) dated July 5, 2011[31]

(e)(2)	Amended and Restated Schedule A to Distribution Agreement[47]

(f)	Bonus or Profit Sharing Contracts—None

(g)(1)	Custodian Contract with Marshall & Ilsley Trust Company (now, BMO Harris Bank, N.A.) dated April 26, 1993[3]

(g)(2)	Amendment to Custodian Contract dated November 1, 1995[17]

(g)(3)	Amendment to Custodian Contract dated November 1, 2000[17]

(g)(4)	Amendment to Custodian Contract dated June 22, 2001[13]

(g)(5)	Custodian Agreement with State Street Bank and Trust Company (formerly, Investors Bank & Trust Company) dated September 1, 2004[15]

(g)(6)	Form of Amendment to Custodian Agreement with State Street Bank and Trust Company[47]

(h)(1)	Administrative Services Agreement with M&I Trust Company dated January 1, 2000 and Amendment No. 1 to Administrative Services Agreement dated September 15, 2000[14]

(h)(2)	Amendment to Administrative Services Agreement dated June 22, 2001[13]

(h)(3)	Amendment to Administrative Services Agreement dated November 1, 2007[20]

(h)(4)	Amendment to Administrative Services Agreement dated July 1, 2008[22]

(h)(5)	Form of Fifth Amendment to Administrative Services Agreement[33]

(h)(6)	Form of Sixth Amendment to Administrative Services Agreement[41]

(h)(7)	Form of Seventh Amendment to Administrative Services Agreement[43]

(h)(8)	Form of Eighth Amendment to Administrative Services Agreement[44]

(h)(9)	Form of Ninth Amendment to Administrative Services Agreement[46]

(h)(10)	Sub-Administration Agreement with UMB Fund Services, Inc. dated September 1, 2004[15]

(h)(11)	Form of Fourteenth Amended and Restated Schedule A to Sub-Administration Agreement[47]

(h)(12)	Shareholder Services Agreement dated July 5, 2011[31]

(h)(13)	Form of Amended and Restated Exhibit 1 of Shareholder Services Agreement[47]

(h)(14)	Transfer Agency and Service Agreement with Boston Financial Data Services, Inc. dated June 30, 2011[33]

(h)(15)	Amendment to Transfer Agency Agreement dated December 21, 2012[35]

(h)(16)	Form of Amended and Restated Schedule A to Transfer Agency and Service Agreement[47]

(h)(17)	Fund Accounting Agreement with UMB Fund Services, Inc. dated September 1, 2004[15]

(h)(18)	Form of Twelfth Amended and Restated Schedule A to Fund Accounting Agreement with UMB Fund Services, Inc.[47]

(h)(19)	Fund Accounting Agreement with State Street Bank and Trust Company (formerly Investors Bank & Trust Company) dated September 1, 2004[15]

(h)(20)	Form of Amended and Restated Appendix A to Fund Accounting Agreement with State Street Bank & Trust Company[47]

(h)(21)	Form of Amended and Restated Expense Limitation Agreement[38]

(h)(22)	Amended and Restated Schedule A to Amended and Restated Expense Limitation Agreement[47]

(h)(23)	Power of Attorney[37]

(i)(1)	Opinion and Consent[1]

(i)(2)	Opinion and Consent of Godfrey & Kahn, S.C. dated May 31, 2007[19]

(i)(3)	Opinion and Consent of Godfrey & Kahn, S.C. dated January 29, 2008[21]

(i)(4)	Opinion and Consent of Godfrey & Kahn, S.C. dated December 15, 2008[23]

(i)(5)	Opinion and Consent of Godfrey & Kahn, S.C. dated September 29, 2009[25]

(i)(6)	Opinion and Consent of Godfrey & Kahn, S.C. dated August 30, 2010[26]

(i)(7)	Opinion and Consent of Godfrey & Kahn, S.C. dated February 28, 2011[28]

(i)(8)	Opinion and Consent of Godfrey & Kahn, S.C. dated December 29, 2011[33]

(i)(9)	Opinion and Consent of Godfrey & Kahn, S.C. dated September 27, 2012[34]

(i)(10)	Opinion and Consent of Godfrey & Kahn, S.C. dated June 28, 2013[36]

(i)(11)	Opinion and Consent of Godfrey & Kahn, S.C. dated September 27, 2013[38]

(i)(12)	Opinion and Consent of Godfrey & Kahn, S.C. dated December 27, 2013[39]

(i)(13)	Opinion and Consent of Godfrey & Kahn, S.C. dated May 27, 2014[41]

(i)(14)	Opinion and Consent of Godfrey & Kahn, S.C. dated December 15, 2014[43]

(i)(15)	Opinion and Consent of Godfrey & Kahn, S.C. dated August 26, 2015[46]

(j)	Consent of Independent Registered Public Accounting Firm[47]

(k)	Omitted Financial Statements—None

(l)	Initial Capital Understanding[5]

(m)(1)	Amended and Restated Rule 12b-1 Plan dated August 13, 2014[47]

(m)(2)	Amended and Restated Rule 12b-1 Plan dated November 6, 2013—Target Date and Target Risk Funds[47]

(m)(3)	Form of Sales and Services Agreement, As Amended[45]

(n)(1)	Amended and Restated Multiple Class Plan[47]

(n)(2)	Amended and Restated Multiple Class Plan—Target Date and Target Risk Funds[47]

(o)	Reserved

(p)(1)	Code of Ethics for BMO Asset Management Corp., Monegy, Inc., BMO Funds, Inc. and certain affiliated entities dated October 31, 2013[39]

(p)(2)	Pyrford International Ltd. Code of Ethics[35]

(p)(3)	LGM Investments Limited (formerly, Lloyd George Management (Europe) Limited) Code of Ethics[39]

(p)(4)	Taplin, Canida & Habacht, LLC Code of Ethics[35]

(p)(5)	CTC myCFO, LLC Code of Ethics[43]

(p)(6)	Graham Capital Management, L.P. Code of Ethics[43]

(p)(7)	Capstone Investment Advisors, LLC Code of Ethics[43]

(p)(8)	Pine River Capital Management, L.P. Code of Ethics[43]

(p)(9)	Cramer Rosenthal McGlynn LLC Code of Ethics[43]

(p)(10)	Iridian Asset Management LLC Code of Ethics[43]

(p)(11)	Sound Point Capital Management, L.P. Code of Ethics[43]

(p)(12)	BMO Investment Distributors, LLC (formerly, M&I Distributors, LLC) Code of Ethics dated January 1, 2008[22]

#	Filed herewith.
[1]	Exhibit to PEA No. 5 filed April 23, 1993.*
[2]	Exhibit to PEA No. 8 filed December 28, 1993.*
[3]	Exhibit to PEA No. 10 filed July 1, 1994.*
[4]	Exhibit to PEA No. 11 filed October 21, 1994.*
[5]	Exhibit to PEA No. 14 filed December 26, 1995.*
[6]	Exhibit to PEA No. 15 filed June 17, 1996.*
[7]	Exhibit to PEA No. 17 filed August 30, 1996.*
[8]	Exhibit to PEA No. 22 filed October 21, 1998.*
[9]	Exhibit to PEA No. 27 filed August 27, 1999.*
[10]	Exhibit to PEA No. 29 filed October 29, 1999.*
[11]	Exhibit to PEA No. 31 filed March 1, 2000.*
[12]	Exhibit to PEA No. 33 filed October 30, 2000.*
[13]	Exhibit to PEA No. 34 filed October 29, 2001.*
[14]	Exhibit to PEA No. 37 filed October 30, 2003.*
[15]	Exhibit to PEA No. 42 filed December 30, 2004.*
[16]	Appendix to Definitive Proxy Statement filed July 13, 2005.
[17]	Exhibit to PEA No. 46 filed October 31, 2005.*
[18]	Exhibit to PEA No. 47 filed October 31, 2006.*
[19]	Exhibit to PEA No. 49 filed June 1, 2007.*
[20]	Exhibit to PEA No. 51 filed November 30, 2007.*
[21]	Exhibit to PEA No. 52 filed January 29, 2008.*
[22]	Exhibit to PEA No. 53 filed September 16, 2008.*
[23]	Exhibit to PEA No. 55 filed December 15, 2008.*
[24]	Exhibit to PEA No. 56 filed July 16, 2009.*
[25]	Exhibit to PEA No. 58 filed September 30, 2009.*
[26]	Exhibit to PEA No. 64 filed August 30, 2010.*
[27]	Exhibit to PEA No. 66 filed December 15, 2010.*
[28]	Exhibit to PEA No. 70 filed February 28, 2011.*
[29]	Appendix B to Definitive Proxy Statement on Schedule 14A filed August 24, 2011.*
[30]	Appendix C to Definitive Proxy Statement on Schedule 14A filed August 24, 2011.*
[31]	Exhibit to PEA No. 72 filed October 14, 2011.*
[32]	Exhibit to PEA No. 75 filed December 23, 2011.*
[33]	Exhibit to PEA No. 76 filed December 29, 2011.*
[34]	Exhibit to PEA No. 79 filed September 27, 2012.*
[35]	Exhibit to PEA No. 81 filed December 27, 2012.*
[36]	Exhibit to PEA No. 84 filed June 28, 2013.*
[37]	Exhibit to PEA No. 87 filed August 29, 2013.*
[38]	Exhibit to PEA No. 89 filed September 27, 2013.*
[39]	Exhibit to PEA No. 92 filed December 27, 2013.*
[40]	Annex A to Definitive Proxy Statement on Schedule 14A filed March 10, 2014.*
[41]	Exhibit to PEA No. 95 filed May 27, 2014.*
[42]	Exhibit to Proxy Statement/Prospectus on Form N-14 filed November 5, 2014.*
[43]	Exhibit to PEA No. 102 filed December 15, 2014.*
[44]	Exhibit to PEA No. 103 filed December 29, 2014.*
[45]	Exhibit to PEA No. 107 filed April 28, 2015.*
[46]	Exhibit to PEA No. 110 filed August 26, 2015.*
[47]	Exhibit to PEA No. 112 filed December 29, 2015.*
*	Incorporated by reference.

Item 29. Persons Controlled by or Under Common Control with Registrant.

The information in the Statement of Additional Information captions “Account and Share Information – Control Persons and Principal Shareholders” and “Directors and Officers – Adviser to the Fund” is incorporated by reference.

Item 30. Indemnification.

Reference is made to Article IX of the Registrant’s By-Laws and Section 4 of the Distribution Agreement between the Registrant and BMO Investment Distributors, LLC.

The Registrant’s By-Laws provide for indemnification of its officers and directors to the fullest extent permitted by Wisconsin Business Corporation Law and applicable federal and state securities laws. Notwithstanding the foregoing, the By-Laws state that this indemnification will not protect any officer or director against liability to the Registrant or any shareholder by reason of his/her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such officer’s or director’s office.

The Distribution Agreement between the Registrant and the Distributor provides that the Registrant will indemnify the Distributor and any of its officers, directors, employees and control persons against certain losses incurred under the securities laws or otherwise, arising out of or based upon any alleged untrue statement or omission of a material fact contained in the Registrant’s SEC filings or other documents and in certain other circumstances.

In addition, the Wisconsin Business Corporation Law requires the Registrant to indemnify each of its officers and directors against liability incurred by the officer or director in any proceeding to which the officer or director was a party because he or she is an officer or director, unless liability was incurred because the officer or director breached or failed to perform a duty owed to the Registrant and the breach or failure to perform constitutes (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the officer or director has a material conflict of interest; (ii) a violation of criminal law, unless the officer or director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe it was unlawful; (iii) a transaction from which the officer or director derived an improper personal profit; or (iv) willful misconduct.

The Registrant’s directors and officers are insured under a policy of insurance maintained by the Registrant against certain liabilities that might be imposed as a result of actions, suit or proceedings to which they are parties by reason of being or having been such directors or officers.

In addition, each of the directors who is not an “interested person” (as defined under the Investment Company Act of 1940) of Registrant (a “Non-interested Director”) has entered into an indemnification agreement with Registrant, which agreement provides that the Registrant shall indemnify the Non-interested Director against certain liabilities which such Director may incur while acting in the capacity as a director, officer or employee of the Registrant to the fullest extent permitted by law, now or in the future, and requires indemnification and advancement of expenses unless prohibited by law. The indemnification agreement cannot be altered without the consent of the Non-interested Director and is not affected by amendment of the Articles of Incorporation. In addition, the indemnification agreement adopts certain presumptions and procedures which may make the process of indemnification and advancement of expenses more timely, efficient and certain. In accordance with Section 17(h) of the Investment Company Act of 1940, the indemnification agreement does not protect a Non-interested Director against any liability to the Registrant or its shareholders to which such Non-interested Director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Item 31. Business and Other Connections of the Investment Adviser.

BMO Asset Management Corp. (the “Adviser”) serves as the investment adviser for the Registrant. The Adviser’s principal business address is 115 South LaSalle Street, 11th Floor, Chicago, Illinois 60603. The Adviser is a registered investment adviser and wholly-owned subsidiary of BMO Financial Corp., a financial services company headquartered in Chicago, Illinois, and an indirect wholly-owned subsidiary of the Bank of Montreal (“BMO”), a Canadian bank holding company. The business and other connections of the Adviser, as well as the names and titles of the executive officers and directors of the Adviser, are further described in the Adviser’s Uniform Application for Investment Adviser Registration (“Form ADV”) as filed with the SEC.

Pyrford International Ltd. (“Pyrford”) serves as the sub-adviser with respect to the Registrant’s Pyrford International Stock Fund. Pyrford’s principal business address is 95 Wigmore Street, London, United Kingdom. Pyrford is a registered investment adviser. The business and other connections of Pyrford, as well as the names and titles of the executive officers and directors of Pyrford, are further described in Pyrford’s Form ADV as filed with the SEC.

LGM Investments Limited (formerly, Lloyd George Management (Europe) Limited) (“LGM Investments”) serves as a sub-adviser with respect to the Registrant’s LGM Emerging Markets Equity Fund. LGM Investments is a registered investment adviser. LGM Investments’ principal business address is 95 Wigmore Street, London, United Kingdom. The business and other connections of LGM Investments, as well as the names and titles of the executive officers and directors of LGM Investments, are further described in LGM Investments’ Form ADV as filed with the SEC.

Taplin, Canida & Habacht, LLC (“TCH”) serves as the sub-adviser with respect to the Registrant’s TCH Intermediate Income Fund, TCH Corporate Income Fund, TCH Core Plus Bond Fund, and TCH Emerging Markets Bond Fund. TCH’s principal business address is 1001 Brickell Bay Drive, Suite 2100, Miami, Florida 33131. TCH is a registered investment adviser. The business and other connections of TCH, as well as the names and titles of the executive officers and directors of TCH, are further described in TCH’s Form ADV as filed with the SEC.

Monegy, Inc (“Monegy”) serves as the sub-adviser with respect to the Registrant’s Monegy High Yield Bond Fund. Monegy’s principal business address is 100 King Street West, 42nd Floor, Toronto, Ontario, Canada. Monegy is a registered investment adviser. The business and other connections of Monegy, as well as the names and titles of the executive officers and directors of Monegy, are further described in Monegy’s Form ADV as filed with the SEC.

CTC myCFO, LLC (“CTC”) serves as the sub-adviser with respect to the Registrant’s Alternative Strategies Fund. CTC’s principal business address is 2200 Geng Road, Suite 100, Palo Alto, California 94303. CTC is a registered investment adviser. The business and other connection of CTC, as well as the names and title of the executive officers and directors of CTC, are further described in CTC’s Form ADV as filed with the SEC.

Graham Capital Management, L.P. (“Graham”) serves as the sub-adviser with respect to the Registrant’s Alternative Strategies Fund. Graham’s principal business address is 40 Highland Avenue, Rowayton, Connecticut 06853. Graham is a registered investment adviser. The business and other connection of Graham, as well as the names and title of the executive officers and directors of Graham, are further described in Graham’s Form ADV as filed with the SEC.

Capstone Investment Advisors, LLC (“Capstone”) serves as the sub-adviser with respect to the Registrant’s Alternative Strategies Fund. Capstone’s principal business address is 7 World Trade Center, 250 Greenwich Street, 30th Floor, New York, New York 10007. Capstone is a registered investment adviser. The business and other connection of Capstone, as well as the names and title of the executive officers and directors of Capstone, are further described in Capstone’s Form ADV as filed with the SEC.

Pine River Capital Management, L.P. (“Pine River”) serves as the sub-adviser with respect to the Registrant’s Alternative Strategies Fund. Pine River’s principal business address is 601 Carlson Parkway, Minnetonka, Minnesota 55305. Pine River is a registered investment adviser. The business and other connection of Pine River, as well as the names and title of the executive officers and directors of Pine River, are further described in Pine River’s Form ADV as filed with the SEC.

Cramer Rosenthal McGlynn LLC (“Cramer Rosenthal McGlynn”) serves as the sub-adviser with respect to the Registrant’s Alternative Strategies Fund. Cramer Rosenthal McGlynn’s principal business address is 520 Madison Avenue, 20th Floor, New York, New York, 10022. Cramer Rosenthal McGlynn is a registered investment adviser. The business and other connection of Cramer Rosenthal McGlynn, as well as the names and title of the executive officers and directors of Cramer Rosenthal McGlynn, are further described in Cramer Rosenthal McGlynn’s Form ADV as filed with the SEC.

Iridian Asset Management LLC (“Iridian”) serves as the sub-adviser with respect to the Registrant’s Alternative Strategies Fund. Iridian’s principal business address is 276 Post Road West, Westport, Connecticut 06880-4704. Iridian is a registered investment adviser. The business and other connection of Iridian, as well as the names and title of the executive officers and directors of Iridian, are further described in Iridian’s Form ADV as filed with the SEC.

Sound Point Capital Management, L.P. (“Sound Point”) serves as the sub-adviser with respect to the Registrant’s Alternative Strategies Fund. Sound Point’s principal business address is 375 Park Avenue, 25th Floor, New York, New York 10152. Sound Point is a registered investment adviser. The business and other connection of Sound Point, as well as the names and title of the executive officers and directors of Sound Point, are further described in Sound Point’s Form ADV as filed with the SEC.

BMO is the ultimate parent company of the Adviser, Pyrford, LGM Investments, TCH, Monegy, and CTC. Accordingly, the Adviser, Pyrford, LGM Investments, TCH, Monegy, and CTC are affiliates. To the best of Registrant’s knowledge, none of the Adviser’s directors or executive officers is or has been engaged in any other business, profession, vocation, or employment of a substantial nature for the past two fiscal years, except as noted in the “Directors and Officers” section of the Registrant’s Statement of Additional Information, which is incorporated herein by reference.

Item 32. Principal Underwriters.

(a)	BMO LGM Frontier Markets Equity Fund.

(b)	To the best of Registrant’s knowledge, the directors and executive officers of BMO Investment Distributors, LLC are as follows:

Name and Principal Business Address*	Positions and Offices with BMO Investment Distributors, LLC	Positions and Offices with Registrant

Barry S. McInerney	Chairman	None
Steven J. Arquilla	President and Chief Operating Officer, Director	None
Christopher Osbourne	Vice President	None
Michael J. Smyth	Chief Financial Officer	None
Jeffrey A. Worf	Chief Compliance Officer	None
Phillip E. Enochs	Director	None
Michael Miroballi	Director	None
Matthew X. Smith	Director	None

* The address of each of the foregoing is 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202.

(c)	Not applicable.

Item 33. Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules under that section are maintained in the following locations:

Records Relating to:	Are located at:

Registrant’s Transfer Agent and Dividend Disbursing Agent	Boston Financial Data Services Inc. 2000 Crown Colony Drive Quincy, MA 02171

Registrant’s Sub-Administrator	UMB Fund Services, Inc. 285 West Galena Street Milwaukee, Wisconsin 53212

Portfolio Accounting Services Agent (except Global Low Volatility Equity, Pyrford International Stock Fund, LGM Emerging Markets Equity Fund, TCH Emerging Markets Bond Fund, Alternative Strategies Fund, Disciplined International Equity Fund, and Global Long/Short Equity Fund)	UMB Fund Services, Inc. 285 West Galena Street Milwaukee, Wisconsin 53212

Registrant’s Investment Adviser, Administrator, and Shareholder Servicing Agent	BMO Asset Management Corp. 111 East Kilbourn Avenue, Suite 200 Milwaukee, Wisconsin 53202

Registrant’s Sub-Adviser to Pyrford International Stock Fund	Pyrford International Ltd. 95 Wigmore Street London United Kingdom

Registrant’s Sub-Adviser to Monegy High Yield Bond Fund	Monegy, Inc. 100 King Street West, 42nd Floor Toronto, ON, Canada M5X 1A1

Registrant’s Sub-Adviser to LGM Emerging Markets Equity Fund	LGM Investments Limited 95 Wigmore Street London United Kingdom

Registrant’s Sub-Adviser to TCH Intermediate Income Fund, TCH Corporate Income Fund, TCH Core Plus Bond Fund, and TCH Emerging Markets Bond Fund	Taplin, Canida & Habacht, LLC 1001 Brickell Bay Drive, Suite 2100 Miami, Florida 33131

Registrant’s Sub-Adviser to Alternative Strategies Fund	CTC myCFO LLC 2200 Geng Road, Suite 100 Palo Alto, California 94303

Registrant’s Sub-Adviser to Alternative Strategies Fund	Graham Capital Management, L.P. 40 Highland Avenue Rowayton, Connecticut 06853

Records Relating to:	Are located at:

Registrant’s Sub-Adviser to Alternative Strategies Fund	Capstone Investment Advisors, LLC 7 World Trade Center 250 Greenwich Street, 30th Floor New York, New York 10007

Registrant’s Sub-Adviser to Alternative Strategies Fund	Pine River Capital Management, L.P. 601 Carlson Parkway Minnetonka, Minnesota 55305

Registrant’s Sub-Adviser to Alternative Strategies Fund	Cramer Rosenthal McGlynn LLC 520 Madison Avenue, 20th Floor New York, New York 10022

Registrant’s Sub-Adviser to Alternative Strategies Fund	Iridian Asset Management LLC 276 Post Road West Westport, Connecticut 06880-4704

Registrant’s Sub-Adviser to Alternative Strategies Fund	Sound Point Capital Management, L.P. 375 Park Avenue, 25th Floor New York, New York 10152

Registrant’s Custodian (except Pyrford International Stock Fund, LGM Emerging Markets Equity Fund, TCH Emerging Markets Bond Fund, Global Low Volatility Equity Fund, Alternative Strategies Fund, Disciplined International Equity Fund, and Global Long/Short Equity Fund)	BMO Harris Bank N.A. 111 East Kilbourn Avenue, Suite 200 Milwaukee, Wisconsin 53202

Registrant’s Custodian and Portfolio Accounting Services Agent (Pyrford International Stock Fund, LGM Emerging Markets Equity Fund, TCH Emerging Markets Bond Fund, Global Low Volatility Equity Fund, Alternative Strategies Fund, Disciplined International Equity Fund, and Global Long/Short Equity Fund)	State Street Bank & Trust Company 200 Clarendon Street P.O. Box 9130 Boston, Massachusetts 02116

Registrant’s Distributor	BMO Investment Distributors, LLC 111 East Kilbourn Avenue, Suite 200 Milwaukee, Wisconsin 53202

Item 34. Management Services.

None.

Item 35. Undertakings.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 114 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of Milwaukee and the State of Wisconsin on the 14th day of January, 2016.

BMO FUNDS, INC.
(Registrant)

By:	/s/ John M. Blaser
John M. Blaser
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 114 to the Registration Statement on Form N-1A has been signed below on January 14, 2016 by the following persons in the capacities indicated.

Signature	Title

/s/ John M. Blaser	President (principal executive officer) and
John M. Blaser	Director

/s/ Timothy M. Bonin	Chief Financial Officer and Treasurer
Timothy M. Bonin	(principal financial and accounting officer)

*	Director
Larry D. Armel

*	Director
Ridge A. Braunschweig

*	Director
Christopher B. Begy

*	Director
Benjamin M. Cutler

*	Director
John A. Lubs

*	Director
James Mitchell

*	Director
Barbara J. Pope

*By:	/s/ John M. Blaser
John M. Blaser

Attorney in fact pursuant to Power of Attorney filed with Post-Effective Amendment No. 87 to the Registration Statement on Form N-1A

EXHIBIT INDEX

(b)	By-laws As Amended and Restated through February 8, 2012